Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of Midstream Asset Acquisition

CALGARY, April 20, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that that the Company has completed its previously announced acquisition (the "Transaction") of certain sour natural gas processing assets (the "Assets") from Paramount Resources ("Paramount").

"I am very pleased to add these large-scale, newly constructed and integrated assets to our Cutbank Complex," said Jaret Sprott, Pembina's Vice President, Gas Services. "These assets will substantially increase Pembina's service offering through the addition of sour processing and strengthens our strategic positioning in one of our core areas. Furthermore, these assets will support some of the most economic geology in North America and are underpinned by a 20 year take-or-pay commitment."

The Transaction was funded through net proceeds from the Company's previously announced common share offering, which closed on March 29, 2016, as well as existing capacity under the Company's recently increased $2.5 billion credit facility.

For additional information on the Transaction, including a description of the Assets acquired, please see Pembina's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the Transaction, including the anticipated benefits of the Transaction to Pembina; financial results related to and growth opportunities associated with the assets acquired pursuant to the Transaction; the economics associated with the areas surrounding the Assets; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; and that Pembina's businesses will continue to achieve sustainable financial results.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the failure to realize the anticipated benefits of the Transaction following closing due to integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2015, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@Pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@Pembina.com

CO: Pembina Pipeline Corporation

CNW 11:59e 20-APR-16